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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March , 2021.

Commission File Number 001-39491

EXCELLON RESOURCES INC.

(Translation of registrant’s name into English)

10 KING STREET EAST, SUITE 200 TORONTO, ONTARIO, CANADA M5C 1C3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [  ] Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXCELLON REPORTS 2020 ANNUAL AND FOURTH QUARTER FINANCIAL RESULTS

Toronto, Ontario – March 17, 2021 – Excellon Resources Inc. (TSX:EXN, EXN.WT, NYSE:EXN, and FRA:E4X2) (“Excellon” or the “Company”) is pleased to report financial results for the three- and twelve-month periods ended December 31, 2020.

Q4 2020 Financial and Operational Highlights (compared to Q4 2019)

●	Revenues increased by 41% to $9.0 million (Q4 2019 – $6.4 million)
●	Gross profit improved to $1.6 million (Q4 2019 – loss of $0.6 million)
●	Silver production increased by 37% to 355,581 oz (Q4 2019 – 259,282 oz), exceeding Q3 2020 as the strongest quarter of silver production since Q2 2014
●	All-In Sustaining Cost (AISC) per silver ounce payable decreased 21% to $21.19 (Q4 2019 – $26.76)

2020 Financial and Operational Highlights (compared to 2019)

●	Revenues of $26.2 million (2019 – $26.5 million) impacted by the temporary suspension mandated by the Government of Mexico in response to the COVID-19 pandemic in Q2 2020 (the “Suspension”)
●	Significant improvements in productivity and cost profile in H2 2020 (compared to H2 2019):

o	Record 43,332 tonnes mined (H2 2019 – 37,789 tonnes) and 45,237 tonnes milled (H2 2019 – 37,063 tonnes) from Platosa following restart in late Q2 2020
o	Silver equivalent (“AgEq”) production increased by 20% to 1,080,644 oz (H2 2019 – 896,838 AgEq oz)
o	Production cost per tonne decreased by 23% to $239 per tonne (H2 2019 – $311 per tonne)

●	Net working capital totaled $9.8 million at December 31, 2020 (December 31, 2019 – $7.6 million), with cash and marketable securities of $10.7 million as at December 31, 2020 (December 31, 2019 – $6.7 million)
●	Other highlights during 2020 included:

o	Acquisition of Otis Gold Corp. adding two high-quality gold growth assets in Idaho, USA and developing team for the next phases of project advancement
o	Listed and commenced trading on the NYSE American, LLC exchange (the “NYSE American”)
o	Finalized transition to private electricity supplier at Platosa, resulting in a 33% unit-cost reduction for electricity
o	Released updated mineral resource estimate on the Evolución Property delineating a large-tonnage silver, zinc, lead deposit immediately adjacent to the Miguel Auza Mill
o	Restarted underground and surface exploration on multiple targets at the Platosa Project
o	Completed successful drill permitting, land access and ramp-up of the drilling program at the Silver City Project in Saxony, Germany with high-grade discoveries from the first holes drilled on the property for precious metals in modern times

“Our greatest success in 2020 was ensuring the health of our people during the COVID-19 pandemic,” stated Brendan Cahill, President and Chief Executive Officer. “Our team in Mexico did an exceptional job in trying circumstances, while balancing the continued operation of our business. Coming out of the suspension in Q2 2020, we turned the operation around, improving productivity and reducing costs – though concentrate treatment charges remained high and a strain on cash flow. But 2020 set the stage for what we believe will be a new year full of resource growth and discovery, as we advance and commence drilling programs on almost all of our projects.”

Financial Results

Financial results for the three- and twelve-month periods ended December 31, 2020 and 2019 were as follows:

(‘000s of USD, except amounts per share and per ounce)	Q4 2020	Q4 2019	2020	2019
Revenue (1)	9,029	6,414	26,202	26,469
Production costs	(5,986)	(5,757)	(19,981)	(23,216)
Depletion and amortization	(1,445)	(1,250)	(4,649)	(4,708)
Cost of sales	(7,431)	(7,007)	(24,630)	(27,924)
Gross profit (loss)	1,598	(593)	1,572	(1,455)

Corporate administration	(1,886)	(1,282)	(6,896)	(4,822)
Exploration	(1,400)	(1,023)	(4,032)	(3,853)
Other expenses, net	1,062	1,222	(373)	782
Finance income (expenses), net	(679)	753	(2,508)	295
Income tax recovery (expense)	(4,703)	(258)	(3,783)	(1,022)
Net loss	(6,008)	(1,181)	(16,020)	(10,075)
Loss per share – basic and diluted	(0.19)	(0.05)	(0.55)	(0.49)

Cash flow from operations (2)	2,529	(1,707)	(3,733)	(4,314)

Production cost per tonne (3)	252	286	299	300
Cash cost per silver ounce payable net of byproducts ($/Ag oz)	12.73	14.36	15.38	13.01
All-in sustaining cost (“AISC”) per silver ounce payable ($/Ag oz)	21.19	26.76	26.46	23.57

Realized prices: (4)
Silver – ($US/oz)	24.46	17.12	21.59	16.07
Lead – ($US/lb)	0.87	0.87	0.83	0.88
Zinc – ($US/lb)	1.21	1.04	1.08	1.12

(1)	Revenues are net of treatment and refining charges (“TC/RCs”).
(2)	Cash flow from operations before changes in working capital.
(3)	Production cost per tonne includes mining and milling costs excluding depletion and amortization.
(4)	Average realized price is calculated on current period sale deliveries and does not include the impact of prior period provisional adjustments in the period.

Revenues increased by 41% during Q4 2020, driven by a 39% increase in silver ounces payable and a 43% increase in the average realized silver price relative to the comparative period. Revenues for the 12-month period were impacted by the Suspension.

Cost of sales in Q4 2020 is $0.4 million higher than Q4 2019 reflecting the volume impact of a 22% increase in AgEq ounces sold in Q4 2020 partially offset by the impact of operational efficiencies realized through 2020 including lower personnel costs and a lower-cost private electricity contract that came into effect early in Q4 2020. Yearly cost of sales decreased by $3.3 million or 12% in 2020 versus 2019 reflecting an 18% reduction in AgEq ounces sold due to the Suspension, partly offset by care and maintenance costs of $1.9 million incurred during the Suspension.

Gross profit of $1.6 million in 2020 reflects a $3.0 million improvement over the prior year. Net loss increased by $4.8 million between Q4 2020 and Q4 2019 mainly reflecting a $4.7 million non-cash charge in deferred tax expense due to the de-recognition of deferred-tax assets. The associated tax-loss carry-forwards remain in force and are unaffected by this IFRS write-down. Yearly net loss in 2020 increased by $5.9 million compared to 2019 mainly reflecting a $3.8 million non-cash charge in deferred tax expense and a $2.8 million increase in finance expenses including $2.0 million in interest expense on convertible debentures issued in Q3 2020 and a US$6 million bridge loan from Sprott Private Resource Lending borrowed in Q1 and repaid in Q3 2020.

General and corporate administration expenses increased by $2.1 million, including an increase of $0.8 million related to non-cash stock-based compensation and an increase of $1.3 million in administrative expenses, including $0.6 million in corporate development costs, $0.3 million in salaries and wages and $0.2 million in public company costs related to the convertible debenture issuance and the listing on the NYSE American.

The $0.2 million increase in exploration expense in 2020 primarily reflects increased exploration activity at Silver City ($1.6 million increase in 2020) and work conducted on the Kilgore project ($0.7 million since acquisition in Q2 2020), partially offset by a delay of exploration activities in Mexico ($2.2 million decrease from 2019). Work continued on the Oakley project, which is under option to and funded by Centerra Gold Inc.

AISC net of by-products per silver ounce payable increased by $2.89 (or 12%) to $26.46 in 2020 (2019 – $23.57) driven by (i) lower silver sales volumes (impact of $0.94 or 4%), (ii) care and maintenance costs of $1.9 million during the Suspension, (iii) a 110% or $3.6 million increase in TC/RCs and (iv) a 11% or $1.5 million decrease in by-product credits relative to the prior year. AISC also includes $3.8 million related to sustaining capital expenditures including long-term dewatering infrastructure.

The increased TC/RCs were in line with charges in the global zinc and lead concentrate industry, which saw a marked increase in TC/RCs start in 2019 that continued into 2020. TC/RCs dropped marginally in Q3 2020 based on a renegotiated zinc offtake agreement, but the operation incurred higher penalties for deleterious elements, particularly antimony. After adjusting for $1.9 million in care and maintenance costs incurred during the Suspension, adjusted 2020 AISC is $24.35, or 3% higher compared to 2019. Excluding non-cash items, AISC was $24.28 in 2020 (2019 – $22.26).

All financial information is prepared in accordance with IFRS, and all dollar amounts are expressed in U.S. dollars unless otherwise specified. The information in this press release should be read in conjunction with the Company’s audited consolidated financial statements for the years ended December 31, 2020 and 2019, and associated management discussion and analysis (“MD&A”) which are available from the Company’s website at www.excellonresources.com and under the Company’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

The discussion of financial results in this press release includes references to “cash flow from operations before changes in working capital items”, “production cost per tonne”, “cash cost per silver ounce payable”, and “AISC per silver ounce payable”, which are non-IFRS performance measures. The Company presents these measures to provide additional information regarding the Company’s financial results and performance. Please refer to the Company’s MD&A for the year ended December 31, 2020, for a reconciliation of these measures to reported IFRS results.

Operating Results & Outlook

Operating performance for the periods indicated below was as follows:

	Q4	Q4
	2020	2019	2020	2019
Tonnes of ore mined:	21,455	19,622	66,501	74,876
Ore processed (t):	22,626	19,828	65,567	73,797
Historical stockpile processed (t):	-	-	-	1,450
Platosa ore processed (t):	22,626	19,828	65,567	75,247
Blended head grade (ore and historical stockpiles):
Silver (g/t)	536	435	519	490
Lead (%)	5.42	4.84	5.37	4.75
Zinc (%)	6.12	6.39	6.57	6.82
Recoveries:
Silver (%)	91.2	91.7	91.4	89.9
Lead (%)	82.9	80.2	83.7	79.2
Zinc (%)	80.1	76.5	78.9	77.7
Production(1)
Silver – (oz)	355,581	259,282	997,690	1,054,029
AgEq ounces (oz)(2)	556,332	469,707	1,639,310	2,002,036
Lead – (lb)	2,223,465	1,690,610	6,470,637	6,134,888
Zinc – (lb)	2,452,728	2,062,018	7,488,825	8,425,221
Payable:(3)
Silver ounces – (oz)	323,139	232,034	928,240	962,355
AgEq ounces (oz)(2)	499,644	408,899	1,501,354	1,823,005
Lead – (lb)	2,049,065	1,563,313	6,087,239	5,766,608
Zinc – (lb)	2,088,975	1,614,046	6,442,712	7,410,202
San Sebastián ore processed (t)	-	6,398	4,785	14,231

(1)	Period deliveries remain subject to assay and price adjustments on final settlement with concentrate purchaser(s). Data has been adjusted to reflect final assay and price adjustments for prior period deliveries settled during the period. Tonnes Mined and Ore processed are in DMT.
(2)	AgEq ounces established using average realized metal prices during the period indicated applied to the recovered metal content of the concentrates to reflect the revenue contribution of base metal sales during the period.
(3)	Payable metal is based on the metals delivered and sold during the period, net of payable deductions under the Company’s offtake arrangements, and will therefore differ from produced ounces.
(4)	Average realized price is calculated on current period sale deliveries and does not include the impact of prior period provisional adjustments in the period.

In 2020, Platosa continued to outperform 2019 productivity while reducing operating costs, improving safety performance and managing the ongoing threat posed by COVID-19. In the second half of 2020, the Company achieved record tonnes mined (43,332) and milled (45,237) following the Suspension and restart in late Q2 2020. Silver production in Q4 2020 increased by 37% to 355,581 oz (Q4 2019 – 259,282 oz), exceeding Q3 2020 as the strongest quarter of silver production since Q2 2014.

During 2020, the Platosa operation realized improvements in shift scheduling, mining methods, offtake arrangements and electricity costs, while completing a phase-2 tailings dam raise and strengthening the management and technical teams. Recoveries at the Miguel Auza processing facility improved on an annual basis, while plant reliability substantially increased.

Lower electricity prices from the newly activated natural-gas backed power contract at Platosa are expected to continue improving the operation’s economics, despite a price shock in mid-February 2021 that has since abated, but will impact costs in Q1 2021.

COVID-19 Update

COVID-19 prevention, hygiene and safety measures, health screening, travel restrictions, contact tracing, testing and quarantine protocols are in place and have so far proven effective in protecting the workforce from confirmed COVID-19 cases that originated from community spread.

To date, there has been no material impact to production or the shipment of concentrate from any of the Company’s operations as a result of COVID-19. Additionally, there has been no significant disruption to the supply chain of the Company’s operations. Excellon continues to monitor and implement business continuity measures to mitigate and minimize to the extent possible any potential impacts of the pandemic that might emerge in our operations or affect our procurement and commercial activities.

About Excellon

Excellon’s vision is to create wealth by realizing strategic opportunities through discipline and innovation for the benefit of our employees, communities and shareholders. The Company is advancing a precious metals growth pipeline that includes: Platosa, Mexico’s highest-grade silver mine since production commenced in 2005; Kilgore, a high quality gold development project in Idaho with strong economics and significant growth and discovery potential; and an option on Silver City, a high-grade epithermal silver district in Saxony, Germany with 750 years of mining history and no modern exploration. The Company also aims to continue capitalizing on current market conditions by acquiring undervalued projects.

Additional details on Excellon’s properties are available at www.excellonresources.com.

For Further Information, Please Contact:

Excellon Resources Inc.
Brendan Cahill, President & Chief Executive Officer
(416) 364-1130
info@excellonresources.com
www.excellonresources.com

Forward-Looking Statements

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this Press Release, which has been prepared by management. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act. Such statements include, without limitation, statements regarding mineral resources estimates, the future results of operations, performance and achievements of the Company, including potential property acquisitions, the timing, content, cost and results of proposed work programs, the discovery and delineation of mineral deposits/resources/reserves, geological interpretations, proposed production rates, potential mineral recovery processes and rates, business and financing plans, business trends and future operating revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, significant downward variations in the market price of any minerals produced, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials. This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.

Cautionary Note to U.S. Investors: The terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource,” as used on Excellon’s website and in its press releases are Canadian mining terms that are defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). These Canadian terms are not defined terms under United States Securities and Exchange Commission (“SEC”) Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC by U.S. registered companies. The SEC permits U.S. companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Accordingly, note that information describing the Company’s “mineral resources” is not directly comparable to information made public by U.S. companies subject to reporting requirements under U.S. securities laws. U.S. investors are urged to consider closely the disclosure in the Company’s Form 40-F which may be secured from the Company, or online at http://www.sec.gov/edgar.shtml.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCELLON RESOURCES INC.
(Registrant)

Date: March 16, 2021	By:	/s/ Brendan Cahill
President and Chief Executive Officer